
WHITECLOUDS
2020 Report

Dear investors,

2021 is now behind us and despite several ongoing Covid challenges, we're proud of what we accomplished. As much as we hate to still be talking about Covid, it's impossible to talk about business results without acknowledging the huge negative effects this stubborn pandemic has had globally. From employee health concerns and the forced time away from the office, supply chain delays, increasing material and shipping costs, and labor shortages, these issues have had an impact. Despite all this, however, we'd like to share some significant successes:

Q3 and Q4 2021 were both profitable and 2H 2021 grew by 283% over 1H 2021 with Gross Profit Margins in 2021 of 80%.

In October, we launched an entirely new back-end CMS system for our website with a modernized design that will allow us to publish new content and galleries much more quickly without being dependent on Web Developers or IT professionals. It will also allow us to focus on Search Engine Optimization strategies to grow our organic traffic. Check out our newest website: https://www.whiteclouds.com/

We moved our entire production and corporate facility into 3 new spaces. We now have a corporate office for sales and marketing, design, and support. We also have a production facility for 3D printing and metalworks, and another production facility for 3D thermoforming, 3D CNC, 3D Casting, and everything else. These new facilities offer improved working conditions for employees and room for growth.

We have added new 3D fabrication technologies with state-of-the-art equipment in thermoforming, metal and casting. We have significantly expanded our 3D Printing farm.

Our Average Order Size in 2021 increased by 72% over 2020. We added 321 first-time customers in 2021.

We need your help!

We spent much of 2021 conducting R&D on some new product lines. We will be bringing some really cool products to market beginning in the next 30-60 days and this will continue throughout the year. We are hopeful that our investors will really like these awesome products. We are in the process of beginning our next round of fund-raising on the Wefunder platform. We are hopeful that our existing investors will lead the way with additional investments as we roll this out. WhiteClouds fabricates some really cool things - any spreading the word of some of our cool stuff would be greatly appreciated. Thanks for all of your support.

Sincerely,

Lesa May

Controller

Jerry Ropelato

CEO

Joey Skinner

COO

Our Mission

At WhiteClouds, we know over 88% of customers want personalization in their products. That's why we make it easy for companies to create personalized and customized products, big and small—no expertise in 3D design, software, or equipment necessary. Our robust end-to-end software and dedication to quality are why we have customers ranging from medical and veterinary to gaming and retail.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Added 8 new sales and marketing employees
- Moved into better building facilities making working conditions much better for our employees
- The last two quarters really did well with sales and positive EBITDA

The Bad

- Employee downtime because of Covid
- Supply chain challenges and materials pricing because of Covid
- Our move into our new facilities took longer than anticipated

2020 At a Glance

January 1 to December 31

$2,201,273 [25%]
Revenue

-$369,165
Net Loss

$1,204,183 [82%]
Short Term Debt

$1,372,849
Raised in 2021

$142,663
Cash on Hand
As of 02/ 2/22

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our 3D Printing software platform enables businesses to produce customized products for their customers like: a model brain-with-tumor based on a patient's personal MRI, a veterinary model used in pre-surgical planning for a dog with angular limb deformity, a super-sized character, or that unique trade show display. By coupling our cloud-based software platform with our full-color 3D printing facility, the options are limitless: that's why we've attracted some of the largest brands in the world.

At WhiteClouds, we know over 88% of customers want personalization in their products. That's why we make it easy for companies to create personalized and customized products, big and small—no expertise in 3D design, software, or equipment necessary. Our robust end-to-end software and dedication to quality are why we have customers ranging from medical and veterinary to gaming and retail.

Milestones

WhiteClouds, Inc. was incorporated in the State of Utah in January 2013.

Since then, we have:

- $17 MILLION in lifetime revenues. $5.6 MILLION run rate.
- Over 3,600 customers, which includes 85 Fortune 1000 companies
- Reached profitability with Gross Profit Margins of 80% - YoY average order size increased 77%
- Repeat Founder/CEO - Prior Exit of $172 Million (Purch) - CEO of the year by Utah Technology Council
- Explosive 3D Printing Industry Growth. $69 BILLION by 2025
- Raised $9.6 MILLION in funding

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $2,201,273 compared to the year ended December 31, 2019, when the Company had revenues of $2,918,943. Our gross margin was 78.85% in fiscal year 2020, compared to 74.38% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $310,522, including $3,043 in cash. As of December 31, 2019, the Company had $847,104 in total assets, including $21,118 in cash.
- *Net Loss.* The Company has had net losses of $369,165 and net losses of $1,076,706 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $3,182,702 for the fiscal year ended December 31, 2020 and $8,115,119 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,120,249 in debt, $3,200,000 in equity, $4,845,000 in convertibles, and $1,070,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WhiteClouds, Inc. cash in hand is $142,663, as of February 2022. Over the last three months, revenues have averaged $463,090/month, cost of goods sold has averaged $71,063/month, and operational expenses have averaged $257,186/month, for an average net margin of $134,841 per month. Our intent is to be profitable in 3 months.

There are no material changes or trends since the last date of the financials 12/31/2020.

In 3-6 months, we expect our revenues to be $535,000 per month and expenses to be about $360,000. Cost-of-goods sold should remain the same at 25% which is $133,750.

We are currently EBITDA positive. Funding will help purchase much-needed inventory, new equipment, and expansion in sales and marketing.

We currently do not have any other sources of capital to rely on outside of this Offering and company-generated sales.

Projections mentioned above are forward-looking and cannot be guaranteed.

Net Margin: -17% **Gross Margin: 79%** **Return on Assets: -119%** **Earnings per Share: -$7,099.33**

Revenue per Employee: $53,690 **Cash to Assets: 1%** **Revenue to Receivables: 1,790%** **Debt Ratio: 1,025%**

WhiteClouds_Inc_12-31-2020_FS.pdf

We ❤ Our 1009 Investors

Thank You For Believing In Us

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Kenneth Shelton
Jayant Khadilkar
David Ward
Esteban Benito Olivieri
Clyde Jasmin
Michael DeLaMater
Charles Swierczynski
Chris Adams
James O'Kane
Carmen N Alexander
Robert WOOD
Thampy Kurian
Deann Wertz
Kenneth DePaul
Smith J. SAINT-AIME
Kris Moats
Pamela Campbell
Alana HODO
Chi Chen
Faisal Alrajhi
Noble T. Miller
Michael Dorra
Rosemary Seidler
Chad O'Connor
Erik Dwyer
Matek Kamill
Robert Hampton
Rajasekhar Yakkali
David Schams
Michael Amoroso
Thomas J Hedrick
Roberto Vazquez

Thank You!

From the WhiteClouds Team





Jerry Ropelato
CEO



Jared Page
VP of Marketing

Jared has 25 years experience in design and marketing and 10+ years experience as Director of Revenue Optimization and Website General Manager. He was a co-founder of $172M Purch. He has a BA in Graphic Design and breeds dart frogs as a hobby.



Garrett Douglas
VP of Sales

16 years of sales experience. 10+ years in sales management and developing processes. 15 years in the office technology / printer supply industry. He loves basketball, pickleball, and outdoor sports.



Lesa May
Controller

25+ years of working accounting experience. 25+ years of management experience. Set-up 17 companies with new accounting programs to increase efficiency and accuracy of information. BS Degree in accounting.



Wayne Ropelato
Production Manager

Prior to 5 years of 3D Production management at WhiteClouds, Wayne has spent decades in management in Ecommerce Operations, Warehousing, Manufacturing, and Autobody. Wayne has an AS in Automotive Engineering and is an avid golfer.



Kelly Root
3D Digital Design Manager

15 years of digital 3D experience. 7 years in design management. Kelly has a BA in Film and Media Arts with an emphasis in Computer Animation.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Darinda Ropelato	Retired @ None	2019
Jerry Ropelato	Technology @ WhiteClouds	2013
Lesa May	Accounting @ WhiteClouds	2018

Officers

OFFICER	TITLE	JOINED
Jerry Ropelato	CEO, President	2013
Lesa May	Controller	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jerry Ropelato and Family Enterprise	40,998,683 Common Stock	64.1%
Jerry Ropelato	13,400,352 Common Stock	29.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2013	$500,000	Common Stock	Section 4(a)(2)
05/2013	$2,500,000		Section 4(a)(2)
12/2015	$600,000		Section 4(a)(2)
01/2016	$3,844,000		Section 4(a)(2)

01/2017	$321,000		Section 4(a)(2)
04/2017	$1,300,000		Section 4(a)(2)
07/2017	$1,070,000		4(a)(6)
03/2018	$80,000		Section 4(a)(2)
06/2018	$180,000		Section 4(a)(2)
09/2018	$228,029		4(a)(6)
04/2019	$246,974		4(a)(6)
08/2019	$200,000	Common Stock	Regulation D, Rule 506(b)
04/2020	$267,400		Other
01/2021	$267,475		Other
12/2021	$1,105,374		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/26/2015	$600,000	8.0%	0.0%	None	12/25/2017
01/23/2016	$3,844,000	8.0%	0.0%	None	01/01/2018
01/28/2017	$321,000	8.0%	0.0%	None	01/27/2019
03/05/2018	$80,000	8.0%	20.0%	$18,000,000	03/05/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
Connect VC	04/17/2017	$1,300,000	$859,160	8.0%	05/21/2019	Yes
Jerry Ropelato	06/30/2018	$180,000	$0	0.0%	06/30/2019	Yes
PPP Loan	04/20/2020	$267,400	$0	0.0%	09/30/2020	
PPP Loan	01/28/2021	$267,475	$0	0.0%	12/31/2021	
Jerry Ropelato	12/31/2021	$1,105,374	$1,105,374	0.0%	12/31/2022	Yes

Related Party Transactions

Name	Jerry Ropelato
Amount Invested	$180,000
Transaction type	Loan
Issued	06/30/2018
Outstanding principal plus interest	$180,000 as of 07/2018
Interest	0.0 per annum
Maturity	06/30/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	80,000,000	52,477,486	Yes
Preferred Stock	50,000,000	0	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	3,420,000
Options:	4,608,750

Risks

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of

best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

We may not have sufficient product liability insurance to cover potential damages that may arise from legal suits or litigation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may experience substantial competition in the future from companies that have more financial capabilities and resources.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Our securities may not be marketable in the foreseeable future.

We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

We currently obtain consumables and certain equipment parts from single or limited sources, and are subject to significant supply and pricing risks.

At some future date, we may be subject to healthcare PHI data and HIPAA requirements that may require additional investment, expertise, consulting expense, employee hires that may have additional risks and challenges specific to our business.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

The Company will depend on the performance of distributors, retailers, and other resellers in promoting our products and services.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Our failure to deliver high quality 3D Prints could damage our reputation and diminish demand for our products.

As 3D Printing technology changes, we may need to invest in additional technologies which may have an effect on our business.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

If we fail to maintain or expand our relationships with our suppliers and manufacturers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products and services.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications, products, and services.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

Changes in employment laws or federal or state regulations could negatively impact or harm our performance.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

The Company's success depends on the experience and skill of its executive officers and

The Company's success depends on the experience and skill of its executive officers and key employees.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Our management team has limited experience in the 3D Printing industry and has not managed a business with similar risks and challenges specific to our business.

We may face potential difficulties in obtaining outside capital from venture capital or investment firms.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operations of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company. Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently. A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company. Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time.

Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

WhiteClouds, Inc.

- Utah Corporation
- Organized January 2013
- 41 employees

1186 E. 4600 S.
Suite 400
Ogden UT 84403

https://www.whiteclouds.com/

Business Description

Refer to the WhiteClouds profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

WhiteClouds has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.